BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York  10286

March 1, 2021

BNY Mellon Investment Funds III

240 Greenwich Street

New York, New York  10286

Re:       Expense Limitation – BNY Mellon Investment Funds III – BNY Mellon International Bond Fund

Ladies and Gentlemen:

BNY Mellon Investment Adviser, Inc. (BNYM Investment Adviser) intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon International Bond Fund (the Fund), a series of BNY Mellon Investment Funds III (the Company), as follows:

Until March 1, 2022, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Class A shares of the Fund so that the direct expenses of Class A shares (excluding shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed .77%.  BNYM Investment Adviser may terminate the expense limitation at any time, but has committed not to do so until at least March 1, 2022.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Trustees of the Company and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 1, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

                                                                                    By:  /s/ James Bitetto

                                                                                          James Bitetto

                                                                                          Secretary

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS iII,

On Behalf of BNY Mellon International Bond Fund

By:  /s/ James Windels

       James Windels

       Treasurer